DENVER, CO OFFICE 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

May 10, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:

John Reynolds, Assistant Director

Re:

Uranium Resources, Inc.

Registration Statement on Form S-1

Filed April 18, 2016

File No. 333-210793

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) hereby responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 5, 2016 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-210793) (the “Registration Statement”). For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by the Company’s response.

Comment:

General

We note that you are registering up to 2,500,000 shares of your common stock for resale, which appears to be more than one-third of the nonaffiliated float.  Based on the aggregate number of shares being registered for resale in this registration statement relative to the number of outstanding shares held by non-affiliates and given that you are also not eligible to register the offering as a primary offering on Form S-3, please advise us why the current offering is eligible to proceed as an at-the-market offering.

Company Response:

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of common stock solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) as an equity line financing. The offering is not being made under Rule 415(a)(4) as an “at the market offering” because sales of the securities are not being made by or on behalf of the registrant into an existing trading market.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

I.

Background

The Company’s common stock is listed on the Nasdaq Capital Market under the ticker symbol “URRE.” As of May 9, 2016, the Company had 5,770,790 shares of common stock outstanding. As of May 9, 2016, 718,137 shares (or approximately 12.4%) are held by Resource Capital Fund V L.P. and its affiliates (collectively, “RCF”) and 29,062 shares (or approximately 0.5%) are held by the Company’s directors and executive officers, for a total of 747,199 shares (or approximately 12.9%) held by affiliates.

Aspire Capital Fund, LLC (“Aspire”) is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies. Prior to entering into a common stock purchase agreement (the “Purchase Agreement”) with the Company on April 8, 2016, Aspire was not affiliated with the Company or any of its officers, directors, RCF or any other greater than 5% holder of the Company’s outstanding shares of common stock. Aspire had previously purchased securities from the Company in registered offerings that closed in February and April 2016, and Aspire beneficially owned 556,600 shares (or approximately 9.6%) of our outstanding common stock as of April 18, 2016. The Company has also agreed to issue 240,000 shares of common stock to Aspire following stockholder approval of the Purchase Agreement as a commitment fee for Aspire entering into the Purchase Agreement.

The 2,500,000 shares of common stock that are the subject of the Registration Statement are not convertible securities and would equal 30.5% of the currently outstanding shares if sold and issued in full to Aspire and 33.6% of the non-affiliate shares of common stock outstanding. The transaction between Aspire and the Company is akin to an equity line transaction. The transaction is not comparable to any other type of transaction; for example, it does not involve a convertible security and, as such, it does not include a variable conversion price.

II.

Staff Guidance

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $12.0 million from the sale of shares to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.

how long the selling stockholders have held the shares;

2.

the circumstances under which they received them;

3.

their relationship to the issuer;

4.

the amount of shares involved;

5.

whether the sellers are in the business of underwriting securities; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

6.

whether under all the circumstances it appears that the sellers are acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

III.

Analysis of the Six Factor Test of C&DI 612.09

A.

The Period for which the Selling Stockholder has Held the Shares

Of the 2,500,000 shares being registered pursuant to the Registration Statement, 240,000 shares will be issued to Aspire within five business days after stockholder approval of the Purchase Agreement and 2,185,000 shares may be sold to Aspire, and subsequently resold under the Registration Statement, over a period of approximately 30 months from the date the Registration Statement is declared effective. In this regard, we believe it is important to note that Securities Act Sections C&DI 139.13 provides the Company may register the resale of the securities prior to exercising its put on the shares where the Company has “completed” the private transaction of all of the securities it is registering through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire pursuant to the terms of that Purchase Agreement.

B.

The Circumstances under which the Selling Stockholder Received the Shares

Aspire obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arms length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, Aspire will purchase any shares put to it by the Company at a slight discount to the market price for the shares. However, Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging of the Company’s common stock. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Indeed, Aspire is at risk that it may incur a loss on the resale of those shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

C.

The Selling Stockholder’s Relationship to the Issuer

Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is the relationship established through the Purchase Agreement and Aspire’s current beneficial ownership of less than 10% of the Company’s outstanding common stock. Aspire has agreed to acquire the Company’s common stock for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D.

The Amount of Shares to be Sold by the Selling Stockholder

As of May 9, 2016, the Company had 5,770,790 shares of common stock outstanding. Of such shares, the Company believes approximately 5,023,591 shares are held by non-affiliates of the Company. The selling stockholder seeks to have the Company register 2,500,000 common shares pursuant to the Registration Statement, constituting approximately 30.5% of the total outstanding shares and 33.6% of the shares held by non-affiliates. In the context of convertible securities that have the potential for a significant, but undefined, dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. This Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement, which relates only to the resale of common stock.

As described in the Registration Statement, the Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at a price tied directly to the market price of the common stock. When the Company gives notice to Aspire of a put, the Company will either know the exact price at which such shares will be purchased by Aspire (in the case of a “Regular Purchase”) or can establish a minimum purchase price (in the case of a “VWAP Purchase”). Also, under a Regular Purchase, the purchase price is determined prior to the time any shares will be issued to Aspire. Under a VWAP Purchase, the Company is able to put to Aspire additional shares based on the closing sale prices or volume-weighted average prices as described more fully in the Registration Statement. As Aspire is prohibited from effecting short sales, or any other hedging transactions, in the Company’s securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price. Finally, the Purchase Agreement includes a floor price, which prohibits any sales by the Company on days that the stock price closes below a specified price. These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

For this and the other factors discussed herein, the Company respectfully submits that the resale transaction registered in the Registration Statement should not be re-characterized as a primary offering.

E.

The Selling Stockholder is Not in the Business of Underwriting Securities

Aspire is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company.

F.

The Selling Stockholder is Not Acting as a Conduit for the Company

Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In fact, Aspire continues to hold 556,000 shares of common stock (or approximately 9.6% of our outstanding common stock) purchased from the Company in registered offerings in February and April 2016. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

IV.

Additional Support

The Company respectfully submits that the ratio of shares offered to outstanding shares held by non-affiliates is only a single factor considered in determining whether the offering is viewed as a primary offering conducted on behalf of the issuer or as an indirect primary offering. Other factors offering protection for non-affiliated shareholders should be given equal consideration.

A.

Non-affiliate Ratio Should Not Cause Concern

As noted above, of the 5,770,790 shares of common stock outstanding as of May 9, 2016, 718,137 shares (or 12.4%) are held by RCF and 29,062 shares (or 0.5%) are held the Company’s directors and executive officers as a group, for a total of 747,199 shares (or 12.9%). In addition, RCF has the option to convert $8.0 million drawn under a loan agreement with Company into 256,410 shares of common stock, which would bring its total interest to 16.2%. RCF also has additional control rights, such as the ability to appoint board members of the Company. If the Company exercises the put rights under the Purchase Agreement in full, Aspire will own approximately 30.5% of the currently outstanding shares and 33.6% of the non-affiliate shares of common stock outstanding. However, the Purchase Agreement provides that the Company shall not issue, and Aspire shall not purchase, shares under the Purchase Agreement if such shares would result in Aspire beneficially owning more than 19.99% of the Company’s then-outstanding common stock, and Aspire does not otherwise have any control rights. Even if Aspire could exert some control over the Company with 19.99% ownership given the Company’s relatively dispersed common stock ownership, Securities Act Rules CD&I 612.12 notes that 415(a)(4) does not apply in a situation where a control person of an issuer owns a 73% block and elects to sell this in an at-the-market offering because it is not by or on behalf of the registrant. Similarly, Rule 415(a)(4) is inapplicable here as the shares registered under the Registration Statement are not being sold by or on behalf of the registrant.

The Company respectfully submits that the relationship of the registered shares to the non-affiliate float should not be dispositive in the present situation. Rather, the other factors typically reviewed by the Staff in connection with equity line financings should be given significance in considering whether the offering should be allowed to proceed as an indirect primary offering, including those identified in C&DI 139.13 and 612.09.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

B.

The Transaction with Aspire is Not an “At the Market Offering” under Rule 415(a)(4)

The transaction contemplated by the Purchase Agreement varies significantly from an “at the market offering” under Rule 415(a)(4). The Company will not sell shares into an existing trading market but will rather put shares to Aspire, which will acquire the shares for investment purposes until such undetermined future time that Aspire sells such shares. In addition, there is no agreement or arrangement regarding the price at which Aspire will resell such shares. Between Securities Act Rules C&DI 212.17 and Securities Act Sections C&DI 139.13, the Staff distinguishes shares put under an equity line in an “at the market offering” and shares sold in a private placement under a private equity line that the company may then seek to register for resale. We respectfully submit, based on the Staff’s guidance, that the key characteristics differentiating a resale registration are (i) whether the company has “completed” the private transaction of all of the securities it is registering through an equity line transaction and (ii) whether the investor is at market risk at the time of filing the resale registration statement. The transaction contemplated by the Purchase Agreement satisfies both of these characteristics. The sale of shares in a traditional “at the market offering,” in contrast, need not have been “completed” at the time of filing the registration statement, and the investor will not necessarily bear the corresponding increased market risk as is the case for a private equity line.

C.

Other Factors Offer Protection for Non-Affiliated Shareholders

Unlike most equity line financings, the Purchase Agreement includes a purchase price floor that will limit the amount of dilution to existing shareholders by setting objective parameters regarding when the Company can put shares to the investor. Under the Purchase Agreement, Aspire is committed to purchase up to an aggregate of $12.0 million of the Company’s shares of common stock over the approximately 30-month term of the Purchase Agreement. Under the Purchase Agreement, the Company may, in its sole discretion, put shares to Aspire at a price tied directly to the market price of the Company’s common stock, provided that the Company and Aspire shall not effect any sales under the Purchase Agreement on a date where the closing sale price of the Company’s common stock is less than $0.50 per share. This provision protects against excessive dilution to the non-affiliated shareholders of the Company by preventing the issuance of shares at very low prices. Accordingly, the dilutive effect of shares registered in this transaction on non-affiliated shareholders is less than in many other indirect primary offerings that are limited to one-third of the non-affiliate float.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

Another feature of the Purchase Agreement that sets this transaction apart from most equity line transactions is the timing of calculation of the purchase price. The Purchase Agreement calculates the price with reference to market prices on or before the date of notice and the Company may put up to 75,000 shares of common stock per trading day without reference to the daily trading volume based on the lesser of the market sales price of the common stock on the purchase date or an arithmetic average of the three lowest closing sales prices during the 12 consecutive trading days ending immediately preceding the purchase date. In addition, if the Company elects to submit a purchase notice for the entire 75,000 shares in any given day, the Company also has the right to direct Aspire to purchase additional shares of stock up to 30% of the aggregate shares traded on the Nasdaq Capital Market on the next trading day (a “VWAP Purchase”) based on the closing sale prices or volume-weighted average prices as described more fully in the Registration Statement. In addition, also unlike most equity line transactions, the Purchase Agreement prohibits Aspire from engaging in any direct or indirect short selling or hedging of the Company’s common stock. By including provisions that allow the Company to know or set the purchase price for each put prior to such transaction, and prohibiting Aspire from engaging in any short or hedging transactions with regard to those shares, the Purchase Agreement requires that Aspire assume investment risk with respect to the purchased shares and aligns Aspire’s economic interests with those of the nonaffiliated shareholders.

We also believe the nature of the parties to this transaction, the lack of any prior relationship between them before February 2016 and the structure of the Purchase Agreement support the conclusion that Aspire is not acting as a mere conduit for the Company in selling the shares. Aspire is an institutional investor that had no relationship with the Company and owned no shares of the Company before February 2016. Aspire is not in the business of underwriting securities and is not a registered broker-dealer. Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company. The Company entered into the Purchase Agreement with Aspire on an arms length basis on terms that obligate Aspire to purchase the Company’s shares as principal at prices determined by formulas tied to the market. Aspire was irrevocably bound to purchase the Company’s securities upon the execution of the Purchase Agreement, which was filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on April 11, 2016.

We believe that other aspects of this transaction, including the floor price in the Purchase Agreement, the manner of calculation of the purchase price and the lack of any prior relationship between the Company and Aspire, align Aspire’s economic interests with those of the non-affiliated shareholders and offer protection for the Company’s non-affiliated shareholders.

V.

Conclusion

Securities Act Sections C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering. Specifically, a company must meet the following conditions:

•

it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•

the “resale” registration statement must be on the form that the company is eligible to use for a primary offering, in the Company’s case a Form S-1; and

•

the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 10, 2016

We respectfully submit that the Company meets the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. In addition, we believe that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Aspire is not an affiliate of the Company, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

Based on these facts and circumstances, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in C&DI 612.09 and 139.13.

* * *

The Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0473 or by email at jvigil@uraniumresources.com. You may also contact David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Jeffrey L. Vigil

Jeffrey L. Vigil

Vice President and Chief Financial Officer

cc:

David Crandall, Esq.

Martin P. Dunn, Esq.